UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Year Ended December 31, 2007
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file Number: 0-22334
LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

(Title of the Plan)
LODGENET INTERACTIVE CORPORATION

(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE	46-0371161

(State of Incorporation)	(IRS Employer Identification Number)
3900 West Innovation Street, Sioux Falls, South Dakota 57107

(Address of Principal Executive Offices)
(605) 988-1000

(Registrant’s Telephone Number, including Area Code)

INDEX

PAGE

Form 11-K cover page for the LodgeNet Entertainment Corporation 401(k) Plan	Cover

Index	2

Signature	3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the LodgeNet Entertainment Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the Independent Registered Public Accounting Firm’s report thereon:

Report of Independent Registered Public Accounting Firm	4

Statement of Net Assets Available for Benefits December 31, 2007 and 2006	5

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2007	6

Notes to Financial Statements December 31, 2007 and 2006	7

Schedule of Assets (Held at End of Year) December 31, 2007	11

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Entertainment Corporation 401(k) Plan (Name of Plan)
Date: June 25, 2008	/s/ Scott C. Petersen
Scott C. Petersen
President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
LodgeNet Entertainment Corporation 401(k) Plan
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 25, 2008

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
Statement of net assets available for benefits

	As of December 31
	2007	2006
Investments, at fair value	$34,148,318	$28,270,217
Employer contributions receivable	15,540	—

Net assets available for benefits at fair value	34,163,858	28,270,217
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(13,590)	20,460

NET ASSESTS AVAILABLE FOR BENEFITS	$34,150,268	$28,290,677

The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
Statement of changes in net assets available for benefits
For the year ended December 31

2007
Investment income
Interest and dividend income	$2,228,088
Net appreciation of investments	(1,009,564)

Total investment income	1,218,524

Contributions
Participant	3,553,534
Employer	1,309,056
Rollover	1,494,759

Total contributions	6,357,349

Distributions to participants	(1,714,587)
Administrative expenses	(1,695)

Net increase	5,859,591
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	28,290,677

End of year	$34,150,268

The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
Notes to financial statements
December 31, 2007 and 2006
1 Description of the Plan
The following is not a comprehensive description of LodgeNet Entertainment Corporation 401(k) Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General and Eligibility
The Plan is a contributory defined contribution plan covering all eligible full and part-time employees of LodgeNet Interactive Corporation, formerly known as LodgeNet Entertainment Corporation, (the “Company”). Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1 immediately following completion of three consecutive months of service and attaining age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (the “Code”).
Plan Operations
The Company functions as the plan sponsor and administrator. FASCore LLC is the Plan’s recordkeeper and SunTrust Bank is the Plan’s trustee and asset custodian of the Plan.
Contributions
The maximum percentage of compensation an employee may contribute to the Plan is 50%, with an annual maximum contribution as provided by the Code. Participants may also rollover amounts representing distributions from other qualified plans into the Plan. The Plan also allows participants who are age 50 or older to make catch-up contributions to the 401(k) Plan of $5,000 in 2007. Amounts contributed are invested at the discretion and direction of plan participants in any of the Plan’s investment options, one of which is to invest in the common stock of the Company.
The Company may make a match of participant contributions equal to 50% of the first 6% of each participant’s eligible contribution for the plan year. Amounts contributed are allocated among the investment funds in the same manner as participant contributions. During 2007, the Company elected to make this discretionary match which totaled $1,309,056.
The Company may make additional discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant’s proportionate share of total compensation for all participants and are allocated among the investment funds in the same manner as participant contributions. There were no additional discretionary contributions in 2007.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and additional discretionary contributions, plus actual earnings thereon, is based on years of service. A participant is 100% vested after five years of credited service based on the following percentages:

Percent vested

Less than one year of service	0%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100
If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100% vested.
Forfeitures
Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in employer contributions and earnings thereon. Forfeitures are used to reduce future employer contributions. There were $17,176 in forfeitures used to offset contributions in 2007. There were $346 forfeitures available for future utilization at December 31, 2007, and $4,956 forfeitures available for future utilization at December 31, 2006.

Participant Loans
Participants may borrow funds from the Plan up to 50% of their vested balance at an interest rate determined at the time of loan origination of 1% over the prime interest rate. The prime interest rate will be determined as of the first business day each month. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan for which the repayment term is up to 15 years. Principal and interest are repaid through regular payroll deductions. At December 31, 2007, interest rates on loans range from 5.00% to 9.25%, and are due at various dates through July 2022.
Distribution of Benefits
Distributions are generally made upon termination of employment, retirement or disability. Distributions are based upon the value of participant account balances when the benefits are withdrawn and are paid in a lump sum distribution for the entire vested account balance or a portion of the vested account balance upon participation election. If the vested account balance is less than $1,000, the balance is paid in a lump sum distribution as soon as administratively possible. Distributions may be made earlier for hardship reasons in accordance with Internal Revenue Service (“IRS”) regulations.
Account Balances
Each participant’s account is credited with the participant’s contributions and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participant account balances as defined. Participants may invest their contributions, and redirect their account balances among the various fund options, including a Company stock fund. Company contributions are invested in the same investment options as the participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
2 Summary of Significant Accounting Policies
The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments consisting of mutual funds and Company stock are recorded at fair value as determined by SunTrust Bank, the trustee of the Plan, by reference to quoted market prices as of December 31, 2007 and 2006. Investments in common/collective trust funds are valued at the closing net asset values of the funds as determined by SunTrust Bank as of December 31, 2007 and 2006. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.
Investment income is recorded when earned. Dividend income is recorded on ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of investments are recorded on a trade-date basis.
Plan Expenses
Administrative expenses of the Plan are paid by the Company. Effective October 1, 2006, the Plan permits the payment of certain Plan expenses from the Plan’s assets. There were $1,695 in administrative expenses paid by the Plan’s assets in 2007.
Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Adoption of New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. Additionally, in February 2008, the FASB announced it will defer for one year the effective date of SFAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.
3 Investments
The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2007	2006
Mutual funds
Templeton Growth Fund	$3,503,819	$3,346,381
MFS Massachusetts Investors Growth Fund	3,169,214	2,991,760
T. Rowe Price Growth Stock Fund	2,925,004	2,295,972
STI Classic Life Vision Growth & Income Fund	2,059,605	1,704,138
American Century Income Growth Advisor	1,872,364	1,533,186
All other mutual funds investments, individually less than 5% of Plan assets	12,286,526	8,580,436

Total mutual funds	25,816,532	20,451,973

Common/collective trust funds
SunTrust Retirement 500 Index Fund Class B	3,648,350	3,194,740
SunTrust Retirement Stable Asset Fund	2,580,989	2,296,797

Total common/collective trust funds	6,229,339	5,491,537

LodgeNet Interactive Corporation common stock	1,112,432	1,357,623
Participant loans receivable, individually less than 5% of Plan assets	990,015	969,084

	$34,148,318	$28,270,217

Net depreciation of investments for the year ended December 31, 2007, consisted of the following:

Mutual funds	$(873,659)
Common/collective trust funds	251,445
Common stock	(387,350)

$(1,009,564)

4 Investment Contracts
The SRSA Fund includes investment contracts in its portfolio. The Plan’s participant investment balances held in the SRSA Fund had a fair value of $2,580,989 and $2,296,797 as of December 31, 2007 and 2006, respectively. The corresponding contract value, based on the underlying contract value of the SRSA as provided by the fund, was $2,567,399 and $2,317,257 as of December 31, 2007 and 2006, respectively.
The SRSA primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective trust funds) with similar characteristics. Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The Plan adopted the provisions of the FSP as of December 31, 2006, and applied the guidance retroactively.

As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the SunTrust Retirement Stable Asset Fund (“SRSA Fund”), one of the investment options available under the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
5 Tax Status
The Plan obtained its latest determination letter on March 25, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since the effective date of the determination letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6 Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become fully vested in their accounts and assets will be distributed in accordance with the Plan document.
7 Party-in-Interest Transactions
The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in the securities of the Company.
Participant contributions are invested in one or more of the investment fund options under the Plan, including stock of LodgeNet Interactive Corporation and investment funds under the trustee’s control. In 2007, the amount of such purchases and sales of funds managed by the trustee and of the Company’s stock were as follows:

	Purchases	Sales
SunTrust mutual funds and common/collective trust funds	$6,056,641	$3,328,178
LodgeNet Interactive Corporation common stock	1,180,073	1,037,914

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN
(Employer identification number: 46-0371161) (Plan number: 001)
Schedule H, line 4i — Schedule of Assets (Held At End of Year)
As of December 31, 2007

(a)	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Date	Cost	Current Value
	American Century Income & Growth Advisor	Mutual Fund	**	$1,872,364
	American Century Inflation Adjusted Bond Adv	Mutual Fund	**	330,604
	Dreyfus Premier New Leaders Fund	Mutual Fund	**	1,214,169
	Dreyfus Premier Small Cap Value	Mutual Fund	**	700,066
	Dreyfus Premier Technology Growth Fund	Mutual Fund	**	481,833
	Federated Capital Appreciation Fund	Mutual Fund	**	647,348
	Fidelity Advisor Small Cap	Mutual Fund	**	542,116
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	**	1,580,703
	MFS Massachusetts Investors Growth Fund	Mutual Fund	**	3,169,214
	MFS Massachusetts Research International Fund	Mutual Fund	**	1,382,213
*	STI Classic Growth & Income Fund	Mutual Fund	**	1,706,737
*	STI Classic International Equity Index Fund	Mutual Fund	**	1,492,357
*	STI Classic Investment Grade Bond Fund	Mutual Fund	**	1,014,731
*	STI Classic Life Vision Aggressive Growth Fund	Mutual Fund	**	781,414
*	STI Classic Life Vision Growth & Income Fund	Mutual Fund	**	2,059,605
*	STI Classic Life Vision Moderate Growth Fund	Mutual Fund	**	412,235
	Templeton Growth Fund	Mutual Fund	**	3,503,819
	T. Rowe Price Growth Stock Fund	Mutual Fund	**	2,925,004
*	SunTrust Retirement 500 Index Fund Class B	Common/Collective Trust Fund	**	3,648,350
*	SunTrust Retirement Stable Asset Fund	Common/Collective Trust Fund	**	2,580,989
*	LodgeNet Interactive Corporation	Common Stock, 63,785 shares	**	1,112,432
*	Participant Loans	Interest ranging from 5.00% to 9.25%, due at various dates through July 2022	**	990,015

	Total investments at fair value			$34,148,318
	Adjustment from fair value to contract value for fully benefit responsive investment contracts			(13,590)

	Total investments at contract value			$34,134,728

* Denotes party-in-interest to the Plan.
** Historical cost information is not required for participant-directed investments under ERISA.